 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Lithia Holding Company, LLC (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) -	4. Statement for (Month/Year) September 20, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director              X          10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Lithia Holding Company, LLC - September 20, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Class B Common	$0.000	03/01/2002	J (1) |	(D) 121,488	N/A | N/A	Class A Common - 121,488			D
Class B Common	$0.000	09/18/2002	J (2) |	(D) 156,000	N/A | N/A	Class A Common - 156,000		3,762,231	D

Explanation of Responses : This form reflects changes in the Class B Common stock also reported by Sidney B. DeBoer, the sole manager of Lithia Holding Company, LLC

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Cliff E. Spencer______________________ 09-20-2002 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney in Fact for Lithia Holding Company, LLC Page 2 SEC 1474 (3-99)

Lithia Holding Company, LLC - September 20, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Lithia Motors, Inc. LAD

Form 4 - September 20, 2002

Lithia Holding Company, LLC
360 E. Jackson St.

Medford, OR 97501
Explanation of responses:

(1)   Lithia Holding Company, LLC, converted 121,488 shares of Class B Common Stock into Class A Common Stock and sold it in the public offering reducing its ownership of Class B Common.
(2)   The DeBoer Family, LLC redeemed units in Lithia Holding Company, LLC for 156,000 shares of Class B Common, reducing the number of shares of Class B Common owned by Lithia Holding Company, LLC.